

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 11, 2010

Mr. Jan E. Dulman
Chief Financial Officer
Global Gold Corporation
45 East Putnam Avenue,
Greenwich, CT 06830

   Re: **Global Gold Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed April 15, 2009
       File No. 002-69494

Dear Mr. Dulman:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Karl Hiller
        Branch Chief